

Mail Stop 4628

January 22, 2018

Holli C. Ladhani
President, Chief Executive Officer and Director
Select Energy Services, Inc.
515 Post Oak Boulevard, Suite 200
Houston, TX 77027

   Re: Select Energy Services, Inc.
     Draft Registration Statement on Form S-1
     Submitted January 12, 2018
     CIK No. 0001693256

Dear Ms. Ladhani:

  This is to advise you that we do not intend to review your registration statement.

  We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.

          Sincerely,

          /s/ Kevin M. Dougherty *for*

          H. Roger Schwall
          Assistant Director
          Office of Natural Resources

cc: David P. Oelman, Esq.
   Vinson & Elkins L.L.P.